UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.    )

Under the Securities Exchange Act of 1934

NGL Energy Partners LP

(Name of Issuer)

Common units representing limited partnership interests

(Title of Class of Securities)

62913M107

(CUSIP Number)

Candice L. Cheeseman

General Counsel and Secretary

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62913M107	Page 2 of 10

(1)	Names of reporting persons SemStream, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 8,932,031
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 8,932,031
(11)	Aggregate amount beneficially owned by each reporting person 8,932,031
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 41.0%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 62913M107	Page 3 of 10

(1)	Names of reporting persons SemOperating G.P., L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Oklahoma
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 8,932,031
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 8,932,031
(11)	Aggregate amount beneficially owned by each reporting person 8,932,031
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 41.0%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 62913M107	Page 4 of 10

(1)	Names of reporting persons SemGroup Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 8,932,031
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 8,932,031
(11)	Aggregate amount beneficially owned by each reporting person 8,932,031
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 41.0%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 62913M107	Page 5 of 10

Item 1.	Security and Issuer

This Schedule 13D relates to common units (“Common Units”) representing limited partner interests in NGL Energy Partners LP (the “Issuer”). The Issuer is a Delaware limited partnership with its principal executive offices located at 6120 South Yale Avenue, Suite 805, Tulsa, Oklahoma 74136.

Item 2.	Identity and Background

This Schedule 13D is filed jointly, pursuant to a Joint Filing Agreement attached hereto as Exhibit 1, by the following persons (collectively, the “Reporting Persons”):

1.	SemStream, L.P., a Delaware limited partnership (“SemStream”), whose principal business is the ownership of 8,932,031 Common Units of the Issuer and a 7.5% interest in the general partner of the Issuer.

2.	SemOperating G.P., L.L.C., an Oklahoma limited liability company (“SemOperating”), whose principal business is acting as general partner of SemStream and various other limited partnership subsidiaries of SemGroup Corporation.

3.	SemGroup Corporation, a Delaware corporation (“SemGroup”), whose principal business is to provide gathering, transportation, storage, distribution, blending, marketing, and other midstream services primarily to independent producers, refiners of petroleum products, and other market participants located in the Midwest and Rocky Mountain regions of the United States of America, Canada and the West Coast of the United Kingdom.

SemOperating is the sole general partner of SemStream. SemGroup is the sole limited partner of SemStream and is the sole member of SemOperating. SemGroup is a New York Stock Exchange (“NYSE”) listed company, whose common stock trades on the NYSE under the symbol “SEMG”.

The principal business and office address of each of the Reporting Persons is Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216.

The name and present principal occupation of each director and executive officer of SemGroup (collectively, the “SemGroup Directors and Officers”, and together with the Reporting Persons, the “Covered Persons”) are set forth below. All executive officers and directors listed are United States citizens.

Name	Principal Occupation
Norman J. Szydlowski*	SemGroup Director, President and Chief Executive Officer

John F. Chlebowski*	SemGroup Chairman of the Board of Directors and Director

Ronald A. Ballschmiede(1)	SemGroup Director and Executive Vice President and Chief Financial Officer of Chicago Bridge & Iron Co. N.V., an engineering, procurement and construction company that focuses on the energy and natural resource industry

Sarah M. Barpoulis(2)	SemGroup Director and provides asset management and advisory services to the merchant energy sector through Interim Energy Solutions, LLC

Karl F. Kurz(3)	SemGroup Director and Managing Director of CCMP Capital Advisors, LLC, a global private equity firm

Thomas R. McDaniel*	SemGroup Director

James H. Lytal*	SemGroup Director

Robert N. Fitzgerald*	SemGroup Senior Vice President and Chief Financial Officer

David B. Gorte*	SemGroup Chief Risk Officer

Candice L. Cheeseman*	SemGroup General Counsel and Secretary

Timothy R. O’Sullivan*	SemGroup Vice President, Corporate Planning and Strategic Initiatives

CUSIP No. 62913M107	Page 6 of 10

*	The business address of each such person is c/o SemGroup Corporation, Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216.
(1)	His business address is One CB&I Plaza, 2103 Research Forest Drive, The Woodlands, TX 77380-2624.
(2)	Her business address is 9828 Wilden Lane, Potomac, MD 20854-2055.
(3)	His business address is 24 Waterway Ave., Suite 750, The Woodlands, TX 77380.

(d)	During the last five years, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Covered Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Units disclosed on this Schedule 13D were issued to SemStream pursuant to that certain Contribution Agreement dated as of August 31, 2011 (the “Contribution Agreement”), by and among SemStream, NGL Supply Terminal Company LLC, a Delaware limited liability company (“NGL Subsidiary”), the Issuer, and NGL Energy Holdings LLC, a Delaware limited liability company (“Holdings”). The transactions contemplated by the Contribution Agreement were consummated on November 1, 2011.

Pursuant to the Contribution Agreement, SemStream sold substantially all of its assets to NGL Subsidiary in exchange for: 8,932,031 Common Units (the “NGL Common Units”) and $93,054,011.04 in cash consideration, which is subject to a customary working capital adjustment (the “Transaction”). As part of the Transaction, SemStream waived ordinary course cash distributions from the Issuer on 3,932,031 of the NGL Common Units (the “Distribution Waiver Units”) until August 30, 2012. In addition, SemStream acquired 7.5% of the equity securities of Holdings (the “Holdings Interests”), NGL’s general partner and holder of its incentive distribution rights, for a purchase price of $22,500. The assets of SemStream’s wholly-owned subsidiary, SemStream Arizona Propane, L.L.C. were excluded from the Transaction. The NGL Common Units and the Holdings Interests have been pledged as collateral to secure all indebtedness and obligations of SemGroup arising under SemGroup’s senior credit facility.

Pursuant to the Contribution Agreement, SemStream may not transfer or sell any of the NGL Common Units until the Issuer has made its quarterly distribution for the Issuer’s quarter ending December 31, 2011. In addition, pursuant to the Contribution Agreement, SemStream may not transfer or sell any of the Distribution Waiver Units prior to September 30, 2012, unless the purchaser of any such Distribution Waiver Units enters into a forbearance agreement with the Issuer relating to the Distribution Waiver Units purchased. The Contribution Agreement also prohibits SemStream from acquiring any additional equity interests of the Issuer or Holdings without the consent of the Issuer or Holdings, respectively.

In connection with the consummation of the Transaction, SemStream entered into a Second Amended and Restated Limited Liability Company Agreement of Holdings (the “Second Amended and Restated Limited Liability Company Agreement”). Pursuant to the Second Amended and Restated Limited Liability Company Agreement, SemStream received the right to appoint two directors to the board of directors of Holdings (the “Board”). SemStream has appointed Norman J. Szydlowski and Kevin Clement to the Board.

Further, in connection with the Contribution Agreement, the parties to the agreement contemplated entering into a registration rights agreement with respect to the NGL Common Units. On October 3, 2011, such registration rights agreement was amended and restated by NGL and other parties (the “Amended and Restated Registration Rights Agreement”). On November 1, 2011, SemStream and Holdings entered into an amendment and joinder to the Amended and Restated Registration Rights Agreement with respect to the NGL Common Units (“Joinder to Registration Rights Agreement”), pursuant to which SemStream received demand registration rights with respect to the NGL Common Units.

CUSIP No. 62913M107	Page 7 of 10

The descriptions of the Contribution Agreement, the Second Amended and Restated Limited Liability Company Agreement, the Amended and Restated Registration Rights Agreement and the Joinder to Registration Rights Agreement are qualified in their entirety by reference to the full text of the agreements, which are filed as Exhibits 2, 3, 4 and 5 to this Schedule 13D, respectively, and each is incorporated herein by reference.

Item 4.	Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Common Units described herein were acquired for investment purposes. The Covered Persons will continuously evaluate their investment in the Common Units, alternative investment opportunities and all other factors deemed relevant in determining whether additional Common Units will be acquired by any of the Covered Persons or by other affiliated persons or whether any of the Reporting Persons or any such other affiliated persons will dispose of Common Units. At any time, but subject to the restrictions set forth in the Contribution Agreement, additional Common Units may be acquired or some or all of the Common Units beneficially owned by the Covered Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.

Except as described herein, none of the Covered Persons has any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Covered Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Covered Persons may hold discussions with or make formal proposals to management or the Board, other holders of Common Units or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a)(b) The information contained on the cover pages and in Items 2 and 3 of this Schedule 13D is incorporated herein by reference.

SemStream is the beneficial owner of the number and percentage of Common Units stated in rows (11) and (13) on the corresponding cover page hereto.

The NGL Common Units are also reported as beneficially owned by SemOperating, the general partner of SemStream, and SemGroup, the limited partner of SemStream and the sole member of SemOperating. By reason of these relationships, each of the Reporting Persons are reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the NGL Common Units.

The ownership percentages included in this Schedule 13D for the Reporting Persons are based on 21,796,253 Common Units outstanding as of November 1, 2011, consisting of (a) 8,864,222 Common Units outstanding as of August 12, 2011, per the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2011, (b) 4,000,000 Common Units issued by the Issuer to certain individuals and entities pursuant to that certain contribution agreement dated as of August 12, 2011, as further described in the Issuer’s Current Report on Form 8-K filed with the SEC on October 7, 2011, and (c) 8,932,031 Common Units issued to SemStream pursuant to the Contribution Agreement. Outstanding units do not include 5,919,346 subordinated units of Issuer issued and outstanding, of which the Covered Persons own none.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Covered Persons (other than by SemStream, solely with respect to the NGL Common Units) that they are the beneficial owner of any of the Common Units referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Covered Person (other than by SemStream, solely with respect to the NGL Common Units) except to the extent of such Covered Person’s pecuniary interest, if any, in the Common Units.

CUSIP No. 62913M107	Page 8 of 10

(c) Except as described above, the Covered Persons have not engaged in any transactions in any equity securities of the Issuer during the past 60 days.

(d)(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Items 2 and 3 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

1	Joint Filing Agreement among the Reporting Persons, dated November 14, 2011.

2	Contribution Agreement dated August 31, 2011, among SemStream, L.P., NGL Supply Terminal Company LLC, NGL Energy Partners LP and NGL Energy Holdings LLC (filed as Exhibit 2.1 to SemGroup’s Current Report on Form 8-K filed with the SEC on November 4, 2011, and incorporated herein in its entirety by reference).

3	Second Amended and Restated Limited Liability Company Agreement of NGL Energy Holdings LLC (filed as Exhibit 2.2 to SemGroup’s Current Report on Form 8-K filed with the SEC on November 4, 2011, and incorporated herein in its entirety by reference).

4	First Amended and Restated Registration Rights Agreement dated October 3, 2011, among NGL Energy Partners LP, Hicks Oils & Hicksgas, Incorporated, NGL Holdings, Inc., Krim2010, LLC, Infrastructure Capital Management, LLC, Atkinson Investors, LLC, Stanley A. Bugh, Robert R. Foster, Brian K. Pauling, Stanley D. Perry, Stephen D. Tuttle, Craig S. Jones, Daniel Post, Mark McGinty, Sharra Straight, David Eastin, AO Energy, Inc., E. Osterman, Inc., E. Osterman Gas Service, Inc., E. Osterman Propane, Inc., Milford Propane, Inc., Osterman Propane, Inc., Propane Gas, Inc., and Saveway Propane Gas Service, Inc. (filed as Exhibit 2.3 to SemGroup’s Current Report on Form 8-K filed with the SEC on November 4, 2011, and incorporated herein in its entirety by reference).

5	Amendment No.1 and Joinder to First Amended and Restated Registration Rights Agreement dated November 1, 2011, between NGL Energy Holdings LLC and SemStream, L.P. (filed as Exhibit 2.4 to SemGroup’s Current Report on Form 8-K filed with the SEC on November 4, 2011, and incorporated herein in its entirety by reference).

CUSIP No. 62913M107	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2011

SEMSTREAM, L.P.

By:	SemOperating G.P., L.L.C., as General Partner

By:	SemGroup Corporation, as Sole Member

By:	/s/ Robert N. Fitzgerald
Name:	Robert N. Fitzgerald
Title:	Senior Vice President and Chief Financial Officer

SEMOPERATING G.P., L.L.C.

By:	SemGroup Corporation, as Sole Member

By:	/s/ Robert N. Fitzgerald
Name:	Robert N. Fitzgerald
Title:	Senior Vice President and Chief Financial Officer

SEMGROUP CORPORATION

By:	/s/ Robert N. Fitzgerald
Name:	Robert N. Fitzgerald
Title:	Senior Vice President and Chief Financial Officer

CUSIP No. 62913M107	Page 10 of 10

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement among the Reporting Persons, dated November 14, 2011.

2	Contribution Agreement dated August 31, 2011, among SemStream, L.P., NGL Supply Terminal Company LLC, NGL Energy Partners LP and NGL Energy Holdings LLC (filed as Exhibit 2.1 to SemGroup’s Current Report on Form 8-K filed with the SEC on November 4, 2011, and incorporated herein in its entirety by reference).

3	Second Amended and Restated Limited Liability Company Agreement of NGL Energy Holdings LLC (filed as Exhibit 2.2 to SemGroup’s Current Report on Form 8-K filed with the SEC on November 4, 2011, and incorporated herein in its entirety by reference).

4	First Amended and Restated Registration Rights Agreement dated October 3, 2011, among NGL Energy Partners LP, Hicks Oils & Hicksgas, Incorporated, NGL Holdings, Inc., Krim2010, LLC, Infrastructure Capital Management, LLC, Atkinson Investors, LLC, Stanley A. Bugh, Robert R. Foster, Brian K. Pauling, Stanley D. Perry, Stephen D. Tuttle, Craig S. Jones, Daniel Post, Mark McGinty, Sharra Straight, David Eastin, AO Energy, Inc., E. Osterman, Inc., E. Osterman Gas Service, Inc., E. Osterman Propane, Inc., Milford Propane, Inc., Osterman Propane, Inc., Propane Gas, Inc., and Saveway Propane Gas Service, Inc. (filed as Exhibit 2.3 to SemGroup’s Current Report on Form 8-K filed with the SEC on November 4, 2011, and incorporated herein in its entirety by reference).

5	Amendment No.1 and Joinder to First Amended and Restated Registration Rights Agreement dated November 1, 2011, between NGL Energy Holdings LLC and SemStream, L.P. (filed as Exhibit 2.4 to SemGroup’s Current Report on Form 8-K filed with the SEC on November 4, 2011, and incorporated herein in its entirety by reference).